1851 Securities, Inc.

One American Row

Hartford, Connecticut 06102

April 6, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PHL Variable Insurance Company

Post-Effective Amendment No. 1 to Form S-1

File No. 333-168357

To the Commission Staff:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Principal Underwriter requests acceleration of the effectiveness of the above captioned registration statement to April 29, 2011 or as soon as practicable thereafter.

Thank you for your kind consideration in this matter.

SINCERELY,

/s/ John H. Beers
John H. Beers Vice President and Secretary 1851 Securities, Inc.